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                                                                     Exhibit 1.4


EXTRACTS OF THE MINUTES OF THE FIFTH ANNUAL GENERAL MEETING OF THE MEMBERS OF SATYAM INFOWAY LIMITED HELD ON THURSDAY, AUGUST 2, 2001 AT 11.00 A.M. AT THE REGISTERED OFFICE OF THE COMPANY AT II FLOOR, MAYFAIR CENTRE, 1-8-303/36, S.P. ROAD, SECUNDERABAD, 500 003.

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INCREASE IN AUTHORIZED SHARE CAPITAL

"RESOLVED THAT in accordance with Section 94 and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force) the Authorized Share Capital of the Company be and is hereby increased from Rs. 250 Million (Two Hundred and Fifty Million) divided into 25,000,000 (Twenty Five Million) Equity Shares of Rs. 10 (Ten) each to Rs. 350 Million (Three Hundred and Fifty Million) divided into 35,000,000 (Thirty Five Million) Equity Shares of Rs. 10 (Ten) each by the creation of 10,000,000 (Ten Million) Equity Shares of Rs. 10 (Ten) each."

AMENDMENT OF MEMORANDUM OF ASSOCIATION

"RESOLVED THAT, clause V of the Memorandum of Association of the Company be deleted and the following new clause V be substituted therefor:"

"The Authorized Share Capital of the Company is Rs. 350 Million (Three Hundred and Fifty Million) divided into 35,000,000 (Thirty Five Million) Equity Shares of Rs. 10 (Ten) each.

The Company shall have power at any time and from time to time to increase / reduce its Capital. Any of the said shares and any new shares may, at any time, and from time to time, be divided into shares of several classes in such manner as the Articles of Association of the Company prescribe and the shares of each class may confer such preferred or other special rights and privileges and impose such restrictions and conditions whether in regard to dividend, voting, return of capital or otherwise as will be prescribed in or under the Articles of Association."